February 21, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:	Ethan Horowitz

Re:	Oasis Petroleum Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-34776

Dear Mr. Horowitz:

Set forth below is the response of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 28, 2012, File No. 001-34776 (the “10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statement of Operations, page 73

2. We note your response to comment 2 in our letter dated January 30, 2013. It appears that earnings per share for the fiscal year ended December 31, 2010 should be calculated by dividing income available to common stockholders for the period subsequent to your corporate reorganization by the number of weighted average shares outstanding. Please revise your presentation of earnings per share accordingly.

Response:

We acknowledge the Staff’s comment and, in future filings, will include a revised presentation of loss per share for the fiscal year ended December 31, 2010. This revised calculation will divide net loss attributable to common shareholders for the period subsequent to our corporate reorganization by the number of weighted average shares outstanding during the year ended December 31, 2010. We will also include the following disclosure in the earnings per share note to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012:

The Company’s loss per share for the year ended December 31, 2010 includes a revision to correct the net loss attributable to common shareholders of $1.6 million, which decreased the net loss per share by $0.03. The following table reconciles net loss for the year ended December 31, 2010 to net loss attributable to common shareholders for the period:

Year Ended December 31, 2010
Net loss	(29,695)
Pre-IPO net loss	(1,614)
Net loss attributable to common shareholders	(28,081)

In addition, where appropriate, we will add footnote disclosure to clarify that our loss per share for the year ended December 31, 2010 included only the portion of net loss subsequent to our IPO and attributable to common shareholders.

We have also considered the disclosure requirements of Item 4.02 of Form 8-K. Based on a quantitative and qualitative analysis of the revision, our management concluded that our previously issued financial statements are still reliable. Our analysis noted that the error represented a correction equal to 5% of 2010 EPS, as revised, which we concluded was quantitatively immaterial. Qualitatively, we considered that the error did not mask a change in earnings or trends, hide a failure to meet analysts’ consensus expectations, change a loss into income, affect compliance with regulatory requirements, affect compliance with loan covenants or conceal an unlawful transaction. Furthermore, we have not been advised by our independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report related to previously issued financial statements. Accordingly, we have determined that disclosure under Item 4.02 of Form 8-K is not required in connection with the revision described above.

Closing Comments

Please direct any questions or comments regarding the foregoing to me at (281) 404-9606 or our outside counsel, Matthew R. Pacey of Vinson & Elkins L.L.P., at (713) 758-4786.

Sincerely,

Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Senior Vice President, General Counsel & Corporate Secretary

cc:	Matthew R. Pacey, Vinson & Elkins L.L.P.

Craig P. Friou, PricewaterhouseCoopers LLP